Bodisen Biotech, Inc.
Room 2001, FanMei Building
No. 1 Naguan Zhengjie
Xi’an, Shaanxi 710068
People’s Republic of China

August 12, 2010

Securities and Exchange Commission
100 F Street, N.E., Stop 3561
Washington, D.C. 20549

Re: Bodisen Biotech, Inc.
Form 10-K for the year ended Dec. 31, 2009
File No. 000-31539

Ladies and Gentlemen:

We acknowledge receipt of questions raised by the Staff of the Commission in its letter of comments dated June 3, 2010 to Bodisen Biotech, Inc. (the “Company”).  The Company hereby respectfully requests an extension of time to respond to these questions in order to allow for additional time for review and evaluation of the Company’s previous filings in light of Staff’s recent comments.  Given that the Company’s upcoming quarterly report on Form 10-Q for the period ended June 30, 2010 is due on August 16, 2010, much of the Company’s resources in the recent months have also been dedicated to meeting such filing obligation. The Company hereby undertakes to provide a substantive response to Staff’s June 3, 2010 comments as soon as practicable after the above-referenced Form 10-Q has been filed.

If you have any further comments and/or questions, please contact the undersigned at (011-86) 29-87074957 or Marc J. Ross, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Bo Chen
Bo Chen
Chief Executive Officer